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                                                           OMB APPROVAL
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------                                              OMB Number: 3235-0362
FORM 5                                              Expires:  September 30, 1998
------                                              Estimated average burden
                                                    hours per response .... 1.0
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/ / Check box if no           UNITED STATES SECURITIES AND EXCHANGE COMMISSION
    longer subject to                      WASHINGTON, D.C. 20549
    Section 16. Form
    4 or Form 5             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    obligations may
    continue. See            Filed pursuant to Section 16(a) of the Securities
    Instruction 1(b)                         Exchange Act of 1934,
/ / Form 3 Holdings                  Section 17(a) of the Public Utility
    Reported                 Holding Company Act of 1935 or Section 30(f) of
/ / Form 4                              the Investment Company Act
    Transactions                                   of 1940
    Reported

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 1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s) to
                                             Starwood Hotels & Resorts Worldwide, Inc./       Issuer (Check all applicable)
Eilian, Jonathan D.                          Starwood Hotels & Resorts HOT                     X  Director         10% Owner
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  (Last)          (First)       (Middle)     3. IRS or Social Security  4. Statement for          Officer (give    Other (Specify
Starwood Capital Group                          Number of Reporting        Month/Year         ----        title ---       below)
591 West Putnam Avenue                          Person (Voluntary)         December 2000                  below)
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                 (Street)                                                                            -----------------------------
                                                                        -----------------------------------------------------------
 Greenwich           CT             06630                               5. If Amendment,   7. Individual or Joint/Group Reporting
                                                                           Date of            (Check Applicable Line)
-------------------------------------------                                Original        X  Form filed by One Reporting Person
  (City)           (State)           (Zip)                                 (Month/Year)   ---
                                                                                              Form filed by More than One
 USA                                                                                      --- Reporting Person
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                                               TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4, and 5)         cially Owned at     Form:          direct
                                               (Instr. 8)                                end of Issuer's     Direct         Benefi-
                                  (Month/                                                Fiscal Year         (D) or         cial
                                   Day/                 ----------------------------     (Instr. 3 and 4)    Indirect       Owner-
                                   Year)                Amount    (A) or      Price                          (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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*If the form is filed by more than one reporting person, see instruction 4(b)(v).                                             (Over)
                                                                                                                     SEC 2270 (7-96)

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
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FORM 5 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-    7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and      of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration       Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date             (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                            Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                  ity
                             Security                            and 5)                                                  (Instr. 5)
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                                                                               Date     Expir-             Amount or
                                                               --------------- Exer-    ation      Title   Number of
                                                                (A)     (D)    cisable  Date               Shares
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Option to Purchase Shares  $33.4375     06/30/00      A(1)     4,500           06/30/00 6/30/00  Shares(2)   4,500
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Phantom Shares              1-for-1       (3)         A(3)     2,164             (3)      (3)    Shares(2)   2,164
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              of Derivative               Indirect
   (Instr. 3)                   Securities              Security:                   Beneficial
                                Beneficially            Direct (D)                  Ownership
                                Owned at End            or Indirect (I)             (Instr. 4)
                                of Year                 (Instr. 4)
                                (Instr. 4)

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Option to Purchase Shares                                   D
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                                  133,500                   D
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Phantom Shares                                              D
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                                    5,980                  D(4)
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Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.                                   02/13/01
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                -------------------------------  --------
                                                                                           **Signature of Reporting Person    Date
                                                                                                /s/ Jonathan D. Eilian

Note. File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required                 Page 2
to respond unless the form displays a currently valid OMB number.                                                    SEC 2270 (7-96)

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
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Name and Address of Reporting Person      Issuer Name and Ticker or Trading Symbol     Statement for Month/Year
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Eilian, Jonathan D.                       Starwood Hotels & Resorts Worldwide, Inc.    December 2000
Starwood Capital Group                    Starwood Hotels & Resorts ("HOT")
591 West Putnam Avenue
Greenwich, CT 06630
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

Explanation of Responses:

(1) Under the terms of Starwood's LTIP, certain eligible Directors of Starwood receive an annual grant of options to purchase Shares in amounts specified by the LTIP.

(2) Pursuant to the Agreement and Plan of Restructuring between Starwood Hotels & Resorts Worldwide, Inc. (the "Corporation"), ST Acquisition Trust, and Starwood Hotels & Resorts, (the "Trust" and, together with the Corporation, "Starwood") dated as of September 16, 1998 and amended as of November 30, 1998, each holder of shares of common stock, par value $.01 per share, of the Corporation (each, a "Corporation Share") owns an equivalent number of shares of Class B shares of beneficial interest, par value $.01 per share, of the Trust (each, a "Trust Share"). Corporation Shares and Trust Shares may be held and tracked only in units ("Shares") consisting of one Corporation Share and One Trust Share.

(3) Phantom Shares accrued on various dates in 2000 under the terms of Starwood's LTIP permitting Directors to defer compensation into such units. Units to be settled in Shares as elected by the reporting person.

(4) Includes Phantom Shares accrued by the reporting person as director's fees for the years 1997, 1998, and 1999.